ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 6, 2015	Renee E. Laws
T +1 617 235 4975
renee.laws@ropesgray.com

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds I Preliminary 14A (Registration Nos. 033-44909 and 811-06520)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds I (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the Trust’s preliminary proxy statement (the “Proxy Statement”) filed on February 19, 2015, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Trust’s May 4, 2015 special meeting of shareholders of AMG GW&K Core Bond Fund (formerly AMG Managers Total Return Bond Fund) (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Proxy Statement.

1. Comment: Please confirm that the Fund’s series and class identifiers are correctly listed on EDGAR, in particular to reflect the Fund’s new name.

Response: The Trust confirms that the Fund’s series and class identifiers are correctly listed on EDGAR.

2. Comment: If the parties are relying on Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), please disclose whether the requirements of Section 15(f)(1) of the 1940 Act are satisfied.

Response: The Trust respectfully submits that the parties are not relying on Section 15(f) in connection with the hiring of GW&K.

3. Comment: Please reconcile the statement under “Proposal: Approval of the New Subadvisory Agreement Between the Investment Manager and GW&K with respect to AMG GW&K Core Bond Fund – Terms of the New Subadvisory Agreement – Compensation” that the management fee for the Fund will be reduced from the annual rate of 0.40% to 0.30% of the Fund’s average daily net assets, with the statement in Schedule A to Appendix A that the subadvisory fee is 0.25% per annum of the average daily net assets of the Fund. Please also consider clarifying this disclosure.

Response: The Trust notes that the management fee, which is paid by the Fund to the Investment Manager, is being reduced from 40% to 30%, while the subadvisory fee, which is paid by the Investment Manager to GW&K is 0.25%. The Trust further notes that the agreement in Appendix A is the form of New Subadvisory Agreement between the Investment Manager and GW&K, and that the fee listed in Schedule A to Appendix A is the subadvisory fee paid by the Investment Manager to GW&K.

The Trust respectfully submits that the Proxy Statement adequately discusses the Fund’s management and subadvisory fees and that no clarifying edits are needed in this regard. In particular, the Trust notes that the Proxy Statement includes the following disclosure: “Prior to the Implementation Date, under a fund management agreement between the Trust and the Investment Manager dated August 1, 2000, as amended, the Fund paid the Investment Manager a fee at the annual rate of 0.40% of the Fund’s average daily net assets, and for the fiscal year ended October 31, 2014, the Fund paid the Investment Manager $4,737,211 for advisory services provided to the Fund. Effective as of the Implementation Date, the Investment Manager has contractually agreed to waive the management fee for the Fund from the annual rate of 0.40% to 0.30% of the Fund’s average daily net assets. The New Subadvisory Agreement provides that the Investment Manager will pay GW&K a fee at the annual rate of 0.25% of the Fund’s average daily net assets. The fees paid to GW&K under the New Subadvisory Agreement are not paid by the Fund but are paid by the Investment Manager out of the management fees the Investment Manager receives from the Fund.”

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee E. Laws

Renee E. Laws

cc:	Michael Ponder, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.